Exhibit 99.1

Quipt Home Medical Corp.

Condensed Consolidated Interim Financial Statements

2024 First Quarter

For the three months ended

December 31, 2023 and 2022

(UNAUDITED)

(Expressed in US Dollars)

Condensed Consolidated Interim Statements of Financial Position	Page 1
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)	Page 2
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	Page 3
Condensed Consolidated Interim Statements of Cash Flows	Page 4
Notes to the Condensed Consolidated Interim Financial Statements	Pages 5-13

Quipt Home Medical Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		As at	As at
		December 31,	September 30,
	Notes	2023	2023
ASSETS
Current Assets
Cash		$18,326	$17,209
Accounts receivable, net	4	23,984	25,978
Inventory	5	19,717	18,414
Prepaid and other current assets		3,748	3,832
Total current assets		65,775	65,433
Long-term assets
Property, equipment, and right of use assets, net	6	51,051	53,405
Goodwill	7	52,825	52,825
Intangible assets, net	7	72,508	74,040
Other assets		1,734	1,705
Total long-term assets		178,118	181,975
TOTAL ASSETS		$243,893	$247,408

LIABILITIES
Current Liabilities
Accounts payable		$25,661	$24,736
Accrued liabilities		4,555	7,282
Current portion of equipment loans	9	13,086	14,114
Current portion of lease liabilities	9	5,347	5,122
Current portion of senior credit facility	9	3,357	3,352
Deferred revenue	8	4,619	4,511
Purchase price payable	3	1,385	1,457
Total current liabilities		58,010	60,574
Long-term Liabilities
Equipment loans	9	174	233
Lease liabilities	9	13,497	14,028
Senior credit facility	9	60,369	61,114
Derivative liability - interest rate swap	9	902	—
Deferred income taxes		344	344
TOTAL LIABILITIES		133,296	136,293

SHAREHOLDERS' EQUITY
Capital stock	10	247,530	247,530
Contributed surplus		28,363	27,393
Accumulated deficit		(164,394)	(163,808)
Accumulated other comprehensive loss	9	(902)	—
TOTAL SHAREHOLDERS' EQUITY		110,597	111,115
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$243,893	$247,408

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page	1

Quipt Home Medical Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND

COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		Three Months	Three Months
		Ended December 31,	Ended December 31,
	Notes	2023	2022
Revenue
Rentals of medical equipment		$27,410	$18,425
Sales of medical equipment and supplies		37,953	22,390
Total revenue		65,363	40,815
Cost of inventory sold		17,897	10,075
Operating expenses	12	29,807	19,462
Bad debt expense		2,790	2,283
Depreciation		10,814	5,992
Amortization of intangible assets	7	1,532	801
Stock-based compensation	10	970	571
Acquisition-related costs		188	257
Gain on disposal of property and equipment		(10)	—
Operating income		1,375	1,374
Financing expenses
Interest expense, net		1,958	712
Loss (gain) on foreign currency transactions		(298)	4
Share of loss in equity method investment	3	81	—
Income (loss) before taxes		(366)	658
Provision for income taxes	13	220	333
Net income (loss)		$(586)	$325

Other comprehensive loss
Change in derivative liability - interest rate swap		(902)	—
Comprehensive income (loss)		$(1,488)	$325

Net income (loss) per share	14
Basic earnings (loss) per share		$(0.01)	$0.01
Diluted earnings (loss) per share		$(0.01)	$0.01
Weighted average number of common shares outstanding:
Basic		39,311	35,605
Diluted		39,311	38,148

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page	2

Quipt Home Medical Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’

EQUITY (UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		Number of				Accumulated	Total
		Shares	Capital	Contributed	Accumulated	Other Comprehensive	shareholders'
	Notes	(000’s)	stock	surplus	Deficit	Loss	equity
Balance September 30, 2022		35,605	$214,254	$26,317	$(161,024)	$—	$79,547
Net income		—	—	—	325	—	325
Stock-based compensation	10	—	—	571	—	—	571
Balance December 31, 2022		35,605	$214,254	$26,888	$(160,699)	$—	$80,443

Balance September 30, 2023		42,102	$247,530	$27,393	$(163,808)	$—	$111,115
Net loss		—	—	—	(586)	—	(586)
Change in derivative liability - interest rate swap	9	—	—	—	—	(902)	(902)
Stock-based compensation	10	—	—	970	—	—	970
Balance December 31, 2023		42,102	$247,530	$28,363	$(164,394)	$(902)	$110,597

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page	3

Quipt Home Medical Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		Three months	Three months
		ended December 31,	ended December 31,
	Notes	2023	2022
Operating activities
Net income (loss)		$(586)	325
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization		12,346	6,793
Amortization of financing costs and accretion of purchase price payable	3, 9	138	118
Interest expense, net of amortization and accretion		1,820	594
Cash paid for interest		(2,041)	(595)
Loss (gain) on foreign currency transactions		(298)	4
Share of loss in equity method investment		81	—
Gain on disposal of property and equipment		(10)	—
Stock-based compensation	10	970	571
Provision for income taxes		220	333
Cash paid for income taxes		(19)	—
Change in working capital:
Net decrease (increase) in accounts receivable		1,994	(795)
Net increase in inventory		(1,302)	(1,283)
Net decrease (increase) in prepaid and other current assets		99	(223)
Net increase in deferred revenue		108	38
Net decrease in accounts payables and accrued liabilities		(1,786)	(1,048)
Net cash flow provided by operating activities		11,734	4,832
Investing activities
Purchase of property and equipment	6	(1,571)	(1,301)
Cash proceeds from sale of property and equipment		62	—
Cash paid for equity method investment	3	(124)	—
Net cash flow used in investing activities		(1,633)	(1,301)
Financing activities
Repayments of loans	9	(6,864)	(2,722)
Repayments of leases	9	(1,471)	(849)
Repayments on revolving credit facility, net		—	(3,900)
Repayments of senior credit facility		(863)	(63)
Issuance costs related to credit facility		(8)	(31)
Payments of purchase price payable	3	(80)	(823)
Net cash flow used in financing activities		(9,286)	(8,388)
Effect of exchange rate changes on cash held in foreign currencies		302	(3)
Net increase (decrease) in cash		1,117	(4,860)
Cash, beginning of period		17,209	8,516
Cash, end of period		$18,326	$3,656

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page	4

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS (UNAUDITED) DECEMBER 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

1.	Nature of operations

Reporting entity

Quipt Home Medical Corp. (“Quipt” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 5, 1993. On December 30, 2013, the Company was continued into British Columbia, Canada. The address of the registered office is 666 Burrard St, Vancouver, British Columbia, V6C 2Z7. The head office is located at 1019 Town Drive, Wilder, Kentucky, United States. The Company is a participating Medicare provider that provides i) nebulizers, oxygen concentrators, and CPAP (continuous positive airway pressure) and BiPAP (bi level positive air pressure) units; ii) traditional and non-traditional durable medical equipment and services; and iii) non-invasive ventilation equipment, supplies and services.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis that assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.

2.	Summary of significant accounting policies

Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”, using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements do not include all the disclosures required in annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 30, 2023.

The Company has followed the same basis of presentation, accounting policies and method of computation for these condensed consolidated interim financial statements as disclosed in the annual audited consolidated financial statements for the year ended September 30, 2023.

The unaudited consolidated financial statements were approved and authorized for issuance by the Board of Directors on February 14, 2024.

3.	Acquisitions of business and purchasing accounting

Investment in DMEScripts, LLC

In July 2023, the Company, through QHM Investments I, LLC, acquired an 8.3% stake in DMEScripts, LLC for $1,500,000. DMEScripts, LLC is an independent e-prescribe company in the US that automates the medical equipment ordering process. This technology is dedicated to improving the patient, prescriber, and provider experience by eliminating inefficiencies and reducing paperwork. In the three months ended December 31, 2023, an additional investment of $124,000 was made, which increased the Company’s ownership to 8.6%.

Page	5

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS (UNAUDITED) DECEMBER 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Purchase Price Payable

The purchase price payable included on the statements of financial position consists of amounts related to prior period acquisitions. Below is the movement in purchase price payable for the three months ended December 31, 2023 and 2022, respectively:

Amount
Balance September 30, 2022	$5,778
Accretion of interest	29
Payments	(823)
Balance December 31, 2022	$4,984

Balance September 30, 2023	$1,457
Accretion of interest	8
Payments	(80)
Balance December 31, 2023	$1,385

4.	Accounts Receivable

Accounts receivable represent amounts due from insurance companies and patients. As of December 31, 2023, the Company has approximately 9% of the Company’s receivables due from Medicare:

	As at	As at
	December 31, 2023	September 30, 2023
Gross receivable	$32,312	$35,374
Reserve for expected credit losses	(8,328)	(9,396)
Total	$23,984	$25,978

5.	Inventory

Inventory was comprised of the following as at December 31, 2023 and September 30, 2023:

	As at December 31,	As at September 30,
	2023	2023
Serialized	$7,444	$6,733
Non-serialized	12,487	11,895
Reserve for slow-moving	(214)	(214)
Total Inventory	$19,717	$18,414

The expense for slow-moving inventory is included within cost of inventory sold in the condensed consolidated statement of income (loss) and comprehensive income (loss).

6.	Property and equipment and right of use assets

The property and equipment and right of use assets was comprised of the following:

Page	6

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS (UNAUDITED) DECEMBER 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

	As at	As at
Cost	December 31, 2023	September 31, 2023
Property and equipment, net	$31,934	$33,648
Right of use assets, net	19,117	19,757
Total	$51,051	$53,405

Rental equipment transferred from inventory during the three months ended December 31, 2023 and 2022 was $7,312,000 and $4,559,000 respectively. For the three months ended December 31, 2023 and 2022, the Company obtained equipment loans (Note 9) of $5,777,000 and $3,574,000, respectively, with the balance of $1,535,000 and $985,000 paid in cash, respectively.

7.	Goodwill and Intangible Assets

The following is the activity in goodwill and intangible assets for the three months ended December 31, 2023 and 2022:

				Sub-total
				intangibles
		Customer	Other	with finite
Cost	Goodwill	relationships	Intangibles	lives	Total
Balance September 30, 2022	$28,208	$34,898	$10,499	$45,397	$73,605
Balance December 31, 2022	$28,208	$34,898	$10,499	$45,397	$73,605

Balance September 30, 2023	$52,825	$79,088	$16,142	$95,230	$148,055
Balance December 31, 2023	$52,825	$79,088	$16,142	$95,230	$148,055

				Sub-total
				intangibles
		Customer	Other	with finite
Accumulation amortization	Goodwill	relationships	Intangibles	lives	Total
Balance September 30, 2022	$—	$10,345	$6,165	$16,510	$16,510
Amortization	—	645	156	801	801
Balance December 31, 2022	$—	$10,990	$6,321	$17,311	$17,311

Balance September 30, 2023	$—	$14,487	$6,703	$21,190	$21,190
Amortization	—	1,218	314	1,532	1,532
Balance December 31, 2023	$—	$15,705	$7,017	$22,722	$22,722

				Sub-total
				intangibles
		Customer	Other	with finite
Net carrying amount	Goodwill	relationships	Intangibles	lives	Total
Balance September 30, 2022	$28,208	$24,553	$4,334	$28,887	$57,095
Balance December 31, 2022	$28,208	$23,908	$4,178	$28,086	$56,294
Balance September 30, 2023	$52,825	$64,601	$9,439	$74,040	$126,865
Balance December 31, 2023	$52,825	$63,383	$9,125	$72,508	$125,333

Page	7

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS (UNAUDITED) DECEMBER 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

8.	Deferred Revenue

Activity for deferred revenue for the three months ended December 31, 2023 and 2022 is as follows:

	For the three	For the three
	months ended	months ended
	December 31, 2023	December 31, 2022
Beginning Balance	$4,511	$3,036
Net change	108	37
Ending Balance	$4,619	$3,073

9.	Long-term Debt

Senior Credit Facility

In September 2022, the Company entered into a five-year, $110,000,000 senior credit facility (“Facility”) with a group of US banks. The facility consists of a.) a delayed draw term loan facility of $85,000,000, of which $64,000,000 was drawn on January 3, 2023, to partially fund the acquisition of Great Elm, b.) a term loan of $5,000,000 that was drawn at closing, and c.) a $20,000,000 revolving credit facility. The Facility is secured by substantially all assets of the Company and is subject to certain financial covenants.

As of December 31, 2023, the outstanding balances under the Facility totaled $65,488,000, comprised of $60,800,000 on the delayed-draw term loan and $4,688,000 on the term loan, both bearing interest at 8.1%. The delayed-draw term loan is repayable in quarterly installments of $800,000, with the balance due at maturity. The term loan is repayable in quarterly installments of $62,500, with the balance due at maturity. The revolving credit facility has no balance as of December 31, 2023.

The Facility bears interest at variable rates ranging in length from one to six months (three months as of December 31, 2023) and has fees for unused balances. The rate is based on a secured overnight financing rate (“SOFR”), with a floor of 0.5%, plus a spread of 2.1% to 2.85% (2.6% as of December 31, 2023) based on the Company’s leverage ratio.

To manage the risks of the cash flows related to interest expense, the Company entered into an interest rate swap, effective November 30, 2023, on $34,000,000 of the Facility. The swap carries a fixed SOFR of 4.4% (resulting in a combined 7.0% rate) and is settled quarterly until its September 2027 maturity date.

The Company entered into the arrangement with an intent to apply hedge accounting, in accordance with the criteria outlined in International Financial Reporting Standards (IFRS) 9, "Financial Instruments.” The Company determined that the swap qualified as a cash flow hedge and is highly effective, and as such, the changes in fair value of the instrument are recorded in accumulated other comprehensive loss in the condensed consolidated interim statements of financial position. As of December 31, 2023, the fair value of the interest rate swap liability was $902,000. This liability is recorded in derivative liability – interest rate swap in the condensed consolidated statements of financial position.

For the three months ended December 31, 2023, the change in fair value of the interest rate swap was a loss of $902,000 recorded in other comprehensive loss in the condensed consolidated interim statements of income (loss) and comprehensive income (loss). The fair value of interest rate swap is determined based on the market conditions and the terms of the interest rate swap agreement using the discounted cash flow methodology. Any difference between the Facility’s SOFR rate and the swap’s rate is recorded as interest expense. For the three months ended December 31, 2023, a $29,000 reduction to interest expense was recorded in the condensed consolidated interim statements of income (loss) and comprehensive income (loss).

Page	8

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS (UNAUDITED) DECEMBER 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Interest expense on the Facility was $1,392,000 and $213,000 for the three months ended December 31, 2023 and 2022, respectively. The fair value of the facility approximates the carrying value as of December 31, 2023 and September 30, 2023.

The Company has cumulatively incurred $2,368,000 in financing costs to obtain the Facility, which is reflected as a reduction of the outstanding balance and will be amortized as interest expense using the effective interest method over the life of the Facility. During the three months ended December 31, 2023 and 2022, $130,000 and $89,000 of amortization of deferred financing costs was recorded, respectively.

A summary of the balances related to the Facility as of December 31, 2023 and September 30, 2023 is as follows:

	As of	As of
	December 31, 2023	September 30, 2023
Delayed-draw term loan	$60,800	$61,600
Term loan	4,688	4,750
Total principal	65,488	66,350
Deferred financing costs	(1,762)	(1,884)
Net carrying value	$63,726	$64,466

Current portion	3,357	3,352
Long-term portion	60,369	61,114
Net carrying value	$63,726	$64,466

Equipment Loans

The Company is offered financing arrangements from the Company’s suppliers and the suppliers’ designated financial institutions, under which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In most cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company used an incremental borrowing rate of 7% - 8% to impute interest on these arrangements. There are no covenants with the loans and the carrying value of the equipment that is pledged as security against the loans is $16,409,000 and $8,693,000 as of December 31, 2023 and September 30, 2023, respectively.

Following is the activity in equipment loans for the three months ended December 31, 2023 and 2022:

	Three months ended	Three months ended
	December 31, 2023	December 31, 2022
Beginning Balance	$14,347	$5,707
Additions	5,777	3,574
Repayments	(6,864)	(2,722)
Ending Balance	13,260	6,559
Current portion	13,086	6,388
Long-term portion	$174	$171

Page	9

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS (UNAUDITED) DECEMBER 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Leases Liabilities

The Company enters into leases for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at incremental borrowing rates ranging from 6.3% to 8.8%. Vehicle leases are recorded at rate implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 3.0% to 11.5%.

Following is the activity in lease liabilities for the three months ended December 31, 2023 and 2022:

		Real
	Vehicles	estate	Total
Balance September 30, 2022	$1,993	$8,506	$10,499
Additions:
Operations	—	4,010	4,010
Repayments	(137)	(712)	(849)
Balance December 31, 2022	$1,856	$11,804	$13,660

Balance September 30, 2023	$2,914	$16,236	$19,150
Additions:
Operations	582	583	1,165
Repayments	(343)	(1,128)	(1,471)
Balance December 31, 2023	$3,153	$15,691	$18,844

Future payments pursuant to lease liabilities are as follows:

	As at	As at
	December 31, 2023	September 30, 2023
Less than 1 year	$6,600	$6,422
Between 1 and 5 years	14,826	15,280
More than five years	666	760
Gross lease payments	22,092	22,462
Less: finance charges	(3,248)	(3,312)
Net lease liabilities	18,844	19,150
Current portion	5,347	5,122
Long-term portion	$13,497	$14,028

10.	Share capital

The Company considers its capital to be shareholders’ equity, which is comprised of capital stock, contributed surplus, accumulated deficit, and accumulated other comprehensive loss in the amount of $110,597,000 and $111,115,000 as at December 31, 2023 and September 30, 2023, respectively.

Issued share capital

The Company has only one class of common stock outstanding. Common shares are classified as equity, and costs related to the issuance of common shares are recognized as a reduction of equity.

Page	10

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS (UNAUDITED) DECEMBER 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Stock options and grants

The Company has a stock option plan, which it uses for grants to directors, officers, employees, and consultants. Options granted under the plan are non-assignable and may be granted for a term not exceeding ten years. Stock options having varying vesting periods and the unvested options outstanding as of December 31, 2023 will vest through February 2026.

A summary of stock options is provided below:

		Weighted
	Number of options (000’s)	average exercise price
Balance September 30, 2022	3,751	C$	4.24
Expired	(19)		5.88
Forfeited	(43)		6.97
Balance December 31, 2022	3,689	C$	4.09

Balance September 30, 2023	3,957	C$	4.49
Expired	(11)		7.46
Forfeited	(2)		8.48
Balance December 31, 2023	3,944	C$	4.48

At December 31, 2023, the Company had 3,412,000 vested stock options with a weighted average exercise price of C$3.89.

Restricted stock units

From May 2021 through February 2023, a total of 1,866,090 restricted stock units were granted to officers and directors. Each unit represents the right to receive one common share, and vests over a period of two years from the grant date at the rate of one-eighth every three months commencing three months after the grant date. During the year ended September 30, 2022, 105,000 units were forfeited and during the year ended September 30, 2023, 726,653 units were settled. As of December 31, 2023, a total of 1,034,438 restricted stock units were outstanding, of which 515,063 had vested.

The fair value of the restricted stock units on the date of grant are discounted to reflect the difference between the vesting dates and the expected issuance dates, to be expensed over the respective vesting periods with an increase to contributed surplus.

Stock-based compensation

The Company accounts for stock-based compensation using the fair value method as prescribed by IFRS 2. Under this method, the fair value of stock options and restricted stock units at the date of grant is expensed over the vesting period and the offsetting credit is recorded as an increase in contributed surplus. An estimate of the number of awards that are expected to be forfeited is also made at the time of grant and revised periodically if actual forfeitures differ from those estimates.

For the three months ended December 31, 2023 and 2022, the Company recorded stock-based compensation expense as follows:

	Three Months	Three Months
	Ended December 31,	Ended December 31,
	2023	2022
Restricted stock units	$640	$345
Stock options	330	226

Page	11

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS (UNAUDITED) DECEMBER 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Stock-based compensation expense	$970	$571

11.	Commitments and contingencies

Commitments

The Company leases certain facilities with terms of less than a year that are classified as operating leases. Future payments pursuant to these leases are $16,000 as of December 31, 2023, which are all due in less than one year.

Contingencies

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business.  The Company received a civil investigative demand from the U.S. Attorney’s Office for the Northern District of Georgia pursuant to the False Claims Act regarding an investigation concerning whether the Company may have caused the submission of false claims to government healthcare programs for CPAP equipment. The Company is cooperating with the investigation and the Department of Justice (“DOJ”) has not indicated to the Company whether it believes the Company engaged in any wrongdoing. No assurance can be given as to the timing or outcome of the DOJ’s investigation.

12. Operating expenses

	Three months	Three months
	ended December 31,	ended December 31,
	2023	2022
Payroll and employee benefits	$19,258	$12,359
Facilities	1,389	1,044
Billing	2,654	1,879
Professional fees	1,336	992
Outbound freight	1,376	665
Vehicle fuel and maintenance	1,120	784
Bank and credit card fees	483	252
Technology	368	236
Insurance	398	398
All other	1,425	853
Total operating expenses	$29,807	$19,462

13. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years, and are measured using the current enacted tax rates expected to apply when the differences reverse. A deferred tax asset is recognized only to the extent that the recoverability is considered probable through offset from the reversal of deferred tax liabilities from the same taxation authority. The provision for income taxes was $220,000 and $333,000 for the three months ended December 31, 2023 and 2022, respectively, and relates to current state income taxes payable.

14.	Income (loss) per share

Page	12

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS (UNAUDITED) DECEMBER 31, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur from the incremental shares issued if in-the-money securities or other contracts to issue common shares were exercised or converted to common shares by assuming the proceeds received from the exercise of stock options and warrants are used to purchase common shares at the prevailing market price. For periods with a net loss, the potential dilutive shares were excluded because their effect is anti-dilutive.

The following reflects the earnings and share data used in the basic and diluted income (loss) per share computations:

	Three months	Three months
	ended December 31,	ended December 31,
	2023	2022
Net (loss) income	$(586)	$325
Basic weighted average number of shares	39,311	35,605
Diluted weighted average number of shares	39,311	38,148
Basic (loss) earnings per share	$(0.01)	$0.01
Diluted (loss) earnings per share	$(0.01)	$0.01

The effect of instruments exercisable or convertible to common shares for the three months ended December 31, 2023 were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

15.	Related party transactions

The Company has six leases for office, warehouse, and retail space with a rental company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015, five of which were renewed on October 1, 2022. The leases have a combined area of 74,520 square feet. Lease payments under these leases were approximately $66,000 and $65,000 per month for the three months ended December 31, 2023 and 2022, respectively, with increases on October 1 of each year equal to the greater of (i) the Consumer Price Index for All Urban Consumers (CPI-U), and (ii) 3%. One lease expires in June 2026 and the remaining five leases expire on September 30, 2029.

Expense for Board of Directors’ fees were $67,000 and $88,000 for the three months ended December 31, 2023 and 2022, respectively. Stock-based compensation for the Board of Directors was $310,000 and $107,000 for the three months ended December 31, 2023 and 2022, respectively.

In addition to salaries and benefits below, bonuses of $558,000 and $519,000 were paid during the three months ended December 31, 2023 and 2022, respectively. The bonuses were expensed during the twelve months ended September 30, 2023 and 2022, respectively.

Key management personnel also participate in the Company’s share option program (see Note 10). The Company recorded compensation to key management personnel as follows:

	Three months	Three months
	ended December 31,	ended December 31,
	2023	2022
Salaries and benefits	$329	$291
Stock-based compensation	301	237
Total	$630	$528

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